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                                    Exhibit 3


















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                           TANZANIAN PRESENCE EXPANDED


LONDON, 14 MAY 2003 - Following its recent re-establishment of an operating presence in Tanzania, Randgold Resources has completed a generative study of the Lake Victoria goldfields and assisted the Department of Mines in updating its licence database.

It subsequently submitted 19 licence applications, three of which (in the Musoma-Mara greenstone belt) have already been granted while approval of the remainder is pending. It has also been offered other licences in the Musoma-Mara and Nzega belts.

Randgold Resources is actively pursuing joint venture opportunities with other mining companies.